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17018179

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68098

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WELLINGTON SHIELDS & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 BROADWAY, 44TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID V. SHIELDS (212)320-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH LLP
(Name – *if individual, state last, first, middle name*)

685 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID V. SHIELDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WELLINGTON SHIELDS & CO., LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
STEVEN FRIEDFERTIG
No. 01FR6305262
Exp. 06/09/2018
QUEENS COUNTY
STATE OF NEW YORK

Signature

VICE CHAIRMAN & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLINGTON SHIELDS & CO., LLC
(A Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

FOR THE YEAR ENDED DECEMBER 31, 2016

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
Notes to Financial Statement	3-10
SUPPLEMENTARY INFORMATION	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11-12

Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
markspaneth.com

New York
New Jersey
Pennsylvania
Washington, DC

MARKS PANETH
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
of Wellington Shields & Co., LLC

We have audited the accompanying statement of financial condition of Wellington Shields & Co., LLC (a wholly owned subsidiary of Wellington Shields Holdings, LLC) as of December 31, 2016 and the related notes to the financial statements. This financial statement is the responsibility of Wellington Shields & Co., LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wellington Shields & Co., LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Wellington Shields & Co., LLC's financial statements. The supplemental information is the responsibility of Wellington Shields & Co., LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marks Paneth LLP

New York, New York
February 27, 2017

WELLINGTON SHIELDS & CO., LLC
(a Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2016

ASSETS

Cash	$ 2,737,767
Securities owned, at fair value	1,611,792
Deposits with clearing broker-dealers	101,835
Receivables from broker-dealer	961,395
Receivable from affiliate	417,579
Furniture, equipment and leasehold improvements – at cost, net of accumulated depreciation in the amount of $1,862,056	552,994
Restricted cash	400,000
Prepaid expenses and other assets	504,221
Total assets	$ 7,287,583

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 2,345,164
Deferred revenue	1,125,000
Total liabilities	3,470,164
Member's equity	3,817,419
Total liabilities and member's equity	$ 7,287,583

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange and the Financial Industry Regulatory Authority (FINRA) and is a wholly owned subsidiary of Wellington Shields Holdings, LLC ("Holdings"). The Company's principal line of business is conducting securities transactions for its customers located throughout the United States. The Company clears its securities transactions on a fully disclosed basis with other broker-dealers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, and is not responsible for compliance with Section 4(c) of Regulation T of the Federal Reserve System.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security Transactions

Security transactions are recorded by the Company on the trade date. Securities owned and securities sold, not yet purchased, are stated at fair value. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities received as compensation for investment banking transactions are recorded at fair value on the date received.

Securities are reported at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. See Note 3 for discussion of fair value measurements.

Deposits with Clearing Brokers

The Company does not carry accounts for customers or perform custodial functions related to customer securities. Deposits with Clearing Brokers represents cash held at that broker.

2. (cont'd)

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are stated at cost and are being depreciated over five or seven years, which approximates their useful lives, using the straight-line method. Leasehold improvements are being amortized using the straight-line method over the term of the related office space lease, which is ten years. Major expenditures for furniture and equipment and those which substantially increase their useful lives are capitalized; maintenance and repairs, are expensed as incurred.

Income Taxes

The Company was organized as a limited liability company in 2008 and is included in the federal partnership tax returns filed by Holdings. Accordingly, no provisions for income taxes are required in these financial statements as the items of income or loss will be included in the tax returns of Holdings' members.

Although the Company itself is not directly subject to income taxes, the effects of an uncertain tax position, if any, may have an impact on the tax returns of Holding's members. Therefore, GAAP requires that any such effects be recognized based on the outcome that is more likely than not to occur. Under this criterion the most likely resolution of an uncertain tax position should be analyzed based on technical merits and on the outcome that will likely be sustained under examination. As of December 31, 2016 the Company has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statements.

Concentration of Credit Risk

The Company invests its excess cash in deposits with financial institutions, money market funds, and securities issued by the U.S. and local governments. Financial instruments that subject the Company to risk of loss include (a) securities owned, (b) receivables and deposits with brokers and dealers; and (c) receivables from affiliated entities.

Fair Value Hierarchy

Accounting principles related to fair value measurements establish a framework for measuring fair value, and establishes a hierarchy of fair value inputs for valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the

2. (cont'd)

principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access as the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less unobservable in the market, the determinates of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

3. SECURITIES OWNED

Exchange Traded Equity Securities

Exchanged traded securities are generally valued based on quoted market prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or 3 of the fair value hierarchy. Securities categorized in level 2 are classified as such as the securities are restricted or not actively traded.

Residential Mortgage-Backed Securities ("RMBS"), Commercial Mortgage-Backed Securities ("CMBS") and other Asset-Backed Securities ("ABS")

RMBS, CMBS and other ABS are valued based on trades, bid price or spread data, two-sided markets, quotes, benchmark curves including but not limited to treasury benchmarks and Libor

3. (cont'd)

and swap curves, discount rates, market data feeds from commercial vendors, derivative indices, loan level information including without limitation loan loss, recovery and default rates, prepayment speeds, trustee reports, investor reports, and servicer reports and is obtained from observed transactions or independent third parties such as vendors or clearing brokers.

State and Municipal Bonds

The fair value of state and municipal securities is determined using trades, bid price or spread, two-sided markets, quotes, benchmark curves including but not limited to treasury benchmarks and Libor and swap curves, market data feeds such as municipal securities rulemaking board, new issues, financial statements and trustee reports and is obtained from observed transactions or independent third parties such as vendor or clearing brokers.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2016.

Fair Value Measurements on a Recurring Basis

As of December 31, 2016

	Level 1	Level 2	Level 3	Total
Securities owned:				
Residential mortgage backed securities	$ -	$ 985,978	$ -	$ 985,978
State and municipal bonds	-	625,814	-	625,814
	$ -	$ 1,611,792	$ -	$ 1,611,792

The aggregate cost of securities was $1,614,846 at December 31, 2016.

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of furniture, equipment and leasehold improvements include the following:

	Life – Years	
Furniture and equipment	5-7	$ 1,863,557
Leasehold improvements	10	551,493
		2,415,050
Less accumulated depreciation/amortization		1,862,056
Net furniture, equipment and leasehold improvements		$ 552,994

5. EMPLOYEE BENEFIT PLAN

Employees' Savings and Investment Plan

The Company sponsors a 401(k) deferred contribution plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions to the plan. The Company made no contribution to the plan for the year ended December 31, 2016.

6. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under several operating leases for office space and equipment which expire at various dates between February 28, 2017 and September 30, 2024.

On December 18, 2013 the Company signed an extension and second amendment to lease assumed from a member of Holdings, to extend the term of the lease commencing January 1, 2014 and terminating September 30, 2024. Annual rent ranges from $891,792 plus operating and real estate tax escalations at the beginning of the lease to $1,003,266 for the final three years of the agreement. Under the terms of the agreement the company was not required to pay rent for the first nine months of the agreement. The Company was also entitled to receive reimbursement from the landlord for up to $836,055 in renovations to the office space. A total of $551,493 was reimbursed from the landlord for renovations, with the remaining $284,562 converted to free rent, and used by the Company as per the "Free Rent Elective Amount" provision of the agreement.

6. (cont'd)

Future minimum annual lease payments under operating leases are as follows:

Year Ending December 31,	Minimum Lease Payment
2017	$ 977,136
2018	989,682
2019	982,213
2020	947,529
2021	961,463
Beyond 2021	2,758,982
	$ 7,617,005

For financial statement purposes, rent expense is accounted for on a straight line basis. Accordingly, the statement of financial condition reflects a deferred rent liability of $979,148 for the excess of the expense charged compared to the amount paid in accordance with the lease.

Arbitration Proceedings and Litigation

In April 2016, a client submitted a complaint letter against the Company which was followed by a letter from the Company to the client requesting certain documentation and information. There has been no response by the client to the Company's request. The Company is contesting the merits of the claim. Based on the complaining parties' inaction, to date, coupled with the passage of both statutes of limitation and statutes of repose, it is unlikely this complaint will result in an unfavorable outcome.

In September 2016, the Company was named as respondent in an arbitration proceeding before FINRA - Dispute Resolution. The Company has submitted its answer to the statement of claim and has also propounded discovery. An arbitration panel has been appointed and the initial pre-hearing conference is set for March 24, 2017 when the scheduling and timetable will be set. The Company is vigorously contesting the merits of the claim.

The Company has accrued a total of $113,000 to cover potential costs for the aforementioned litigation(s).

Letter of Credit

A commitment under a standby letter of credit of $400,000 is reflected as restricted cash at December 31, 2016 and expires on December 31, 2024.

6. (cont'd)

Deferred Revenue

On February 4, 2016, the Company received a signing bonus from its clearing broker-dealer in the amount $1,125,000. Under the terms of the Amendment to the Clearing Agreement, the Company is subject to a Termination Fee in the event that it terminates the Agreement prior to its expiration on January 31, 2021. Accordingly, the Company has recorded the payment as deferred revenue for 2016 and will be recognizing a portion of the liability to Other Income in conjunction with the termination fee schedule as follows:

Termination in Year	Deferred Revenue (Liability)	
Feb 1, 2016 – Jan 31, 2017	$	1,125,000
Feb 1, 2017 – Jan 31, 2018		725,000
Feb 1, 2018 – Jan 31, 2019		600,000
Feb 1, 2019 – Jan 31, 2020		350,000
Feb 1, 2020 – Jan 31, 2021		350,000
Feb 1, 2021 Termination	$	-

7. RELATED PARTY TRANSACTIONS

The Company shares office space with an affiliate related by common ownership. Allocation of expenses to this affiliate is based on management estimates per terms of the intercompany expense allocation agreement. As of December 31, 2016 expenses aggregating $2,159,068 were allocated to this affiliate, and at December 31, 2016 the receivable from this affiliate was $417,579 which is due on demand, and repayable on a quarterly basis.

8. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $2,530,338 which was $2,328,774 in excess of its required net capital of $201,564. The Company's net capital ratio was 0.11949 to 1.

9. CONCENTRATION OF CREDIT RISK

The Company is subject to credit risk in the event that its clearing broker is unable to fulfill its obligations. The Company maintains its cash in bank deposit accounts and with its clearing broker which, at times may exceed federal insured and SIPC limits. The bank and clearing broker are affiliated with each other. At December 31, 2016, cash in bank deposits exceeded federal insured limits by $150,000. At December 31, 2016, cash held by the clearing broker exceeded SIPC insured limits by $2,460,000. The Company has not experienced any losses in such accounts.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's transactions are cleared by its clearing broker-dealer pursuant to a clearance agreement. Although the Company clears its transactions through its clearing broker-dealer, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2016, the cash held by the clearing broker in excess of SIPC insured limits and substantially all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations.

11. SUBSEQUENT EVENTS

The Company has evaluated, for potential recognition and disclosure, subsequent events as of the date of the statement of financial condition through February 27, 2017, the date that the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

WELLINGTON SHIELDS & CO., LLC
(a Wholly Owned Subsidiary of Wellington Shields Holdings, LLC)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

NET CAPITAL		
Member's equity		$ 3,817,419
Deductions:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements, net	$ 106,294	
Receivable from affiliate	417,579	
Other receivable	2,994	
Restricted cash	400,000	
Prepaid expenses and other assets	275,193	
		1,202,060
Other deductions and/or charges		3,500
Net capital before haircuts on securities positions		2,611,859
Haircuts on securities:		
Exempted securities	81,521	
Debt securities	-	
Other securities	-	
		81,521
Net capital		$ 2,530,338

(Continued)

SCHEDULE I
(Continued)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

AGGREGATE INDEBTEDNESS	
Accounts payable, accrued expenses and other liabilities	$ 3,023,464
Total aggregate indebtedness	$ 3,023,464
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 201,564
Net capital at 1,500 percent	$ 2,328,774
Excess net capital at 1,000 percent	$ 2,227,992
Ratio: aggregate indebtedness to net capital	0.11949 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17-A-5 as of December 31, 2016.